FTI Consulting 500 East Pratt Street Suite 1400 Baltimore, MD 21202 410.951.4800 main 410.951.4895 fax www.fticonsulting.com

May 10, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FTI Consulting, Inc.
6 3/4% Senior Notes due 2020
Amendment No. 1 to
Registration Statement on Form S-4
File No. 333-173096

Ladies and Gentlemen:

On the date hereof, FTI Consulting, Inc. (the “Company”) and Attenex Corporation, Compass Lexecon LLC, Competition Policy Associates, Inc., FD MWA Holdings Inc., FD U.S. Communications, Inc., FTI, LLC, FTI Consulting LLC, FTI General Partner LLC, FTI Hosting LLC, FTI International LLC, FTI Investigations, LLC, FTI SMG LLC and FTI Technology LLC (collectively, the “Subsidiary Guarantors” and, together with the Company, the “Registrants”) filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Registration Statement on Form S-4 relating to the offer to exchange (the “Exchange Offer”) $400,000,000 aggregate principal amount of the Company’s 6 3/4% Senior Notes due 2020 (the “Exchange Notes”) for an equal principal amount of the Company’s 6 3/4% Senior Notes due 2020, which were issued on September 27, 2010.

The Registrants are registering the Exchange Offer in reliance on the Commission staff’s position enunciated in the letters issued to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993). In accordance with the Commission staff’s position set forth in those letters, the Registrants make the following representations to the Commission:

1.	The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

Securities and Exchange Commission

2.	The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the Commission staff’s position enunciated in Exxon Capital Holdings Corporation or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3.	The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (a) any broker-dealer holding existing securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such existing securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Notes; (b) by executing the letter of transmittal or similar documentation, any such broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such existing securities pursuant to the Exchange Offer; and (c) any such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute Exchange Notes. The Registrants will include in the letter of transmittal or similar documentation a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Registrants will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business; (b) by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes; and (c) the offeree is not an “affiliate” of the Registrants within the meaning of Rule 405 under the Securities Act.

*        *        *

Very truly yours,

FTI CONSULTING, INC.

By:	/s/ Eric B. Miller
Eric B. Miller Executive Vice President, General Counsel and Chief Ethics Officer

ATTENEX CORPORATION

COMPASS LEXECON LLC

COMPETITION POLICY ASSOCIATES, INC.

FD MWA HOLDINGS INC.

FD U.S. COMMUNICATIONS, INC.

FTI, LLC

FTI CONSULTING LLC

FTI GENERAL PARTNER LLC

FTI HOSTING LLC

FTI INTERNATIONAL LLC

FTI SMG LLC

FTI TECHNOLOGY LLC

By:	/s/ Eric B. Miller
Eric B. Miller Senior Vice President

FTI INVESTIGATIONS, LLC

By:	/s/ Eric B. Miller
Eric B. Miller Vice President, Treasurer and Secretary

cc: Christopher M. Kelly, Esq. (Jones Day)